ITEM 77D:
On March 11, 2008, the Board of Directors of the Fund considered and approved a proposal to effect liquidating redemptions of all shares of the Fund. Effective April 30, 2008, the Fund made liquidation distributions equal to shareholders'proportionate interests in the net assets of the Fund.